UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: June 24, 2011
Commission File No. 001-33311
NAVIOS MARITIME HOLDINGS INC.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑

     The information contained in this Report is incorporated by reference into the Registration Statements on Form F-3, File Nos. 333-136936 and 333-165754, and the Registration Statement on Form S-8, File No. 333-147186.
     On June 24, 2011, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a First Supplemental Indenture in order to add Solange Shipping Ltd., Tulsi Shipmanagement Co., Cinthara Shipping Ltd., Mauve International S.A. and Rawlin Services Company, each of which is an indirect subsidiary of Navios Holdings (collectively, the “New Guarantors”), as guarantors to the indenture, dated January 28, 2011, governing Navios Holdings’ 8 1/8% Senior Notes due 2019. A copy of the First Supplemental Indenture is furnished as Exhibit 10.1 to this Report and is incorporated herein by reference.
     On June 24, 2011, Navios Holdings entered into a Seventh Supplemental Indenture in order to add the New Guarantors as guarantors to the indenture, dated November 2, 2009, governing Navios Holdings’ 8 7/8% First Priority Ship Mortgage Notes due 2017. A copy of the Seventh Supplemental Indenture is furnished as Exhibit 10.2 to this Report and is incorporated herein by reference.
Exhibits

Exhibit No.	Exhibit
10.1	First Supplemental Indenture, dated as of June 24, 2011.
10.2	Seventh Supplemental Indenture, dated as of June 24, 2011.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 22, 2011